June 28, 2019

VIA EDGAR

Jonathan Burr

Pam Howell, Special Counsel

Rufus Decker, Accounting Branch Chief

Brian McAllister, Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, NE

Washington, D.C. 20549

RE:                          Coronado Global Resources Inc.

Amendment No. 1 to
                                                Registration Statement on Form 10-12G

Filed: June 14, 2019

File No. 000-56044

Ladies and Gentlemen:

Coronado Global Resources Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated June 20, 2019 (the “Comment Letter”), with respect to Amendment No. 1 to the Company’s Form 10 (“Amendment No. 1”). We are concurrently filing an amended Form 10 (“Amendment No. 2”) that includes changes in response to the Staff’s comments.

For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter. Page references in the text of this response letter correspond to page numbers in Amendment No. 2 unless otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such term in Amendment No. 2. We are also sending, under separate cover, four copies of Amendment No. 2 marked to show changes from Amendment No. 1 as submitted.

Amendment No. 1 to Registration Statement on Form 10

Customers, page 8

1.                                We note your response to comment 1. Please disclose the material terms of the Tata Steel Limited contract.

100 BILL BAKER WAY • BECKLEY, WV 25801

PHONE (681) 207-7263 • FAX (681) 207-7251

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on page 8 to disclose the material terms of the Long Term Coal Sale and Purchase Agreement with Tata Steel.

Supplemental Segment Financial Data, page 82

2.                                We read your response to comment 4. Please tell us in detail and disclose why you do not deduct freight from the numerator used to compute average realized price per Mt sold, since you exclude freight from the numerator used to compute cost per Mt sold. This appears to result in inconsistent treatment between these per Mt sold measures. In addition, the Stanwell rebate and other royalty expenses appear to be costs incurred through your coal operations. Tell us in detail and disclose why the Stanwell rebate and other royalty expenses are excluded from the numerator used to compute cost per Mt sold. Alternatively, revise your computations for these measures accordingly.

Response:  We respectfully advise the Staff that we have expanded our disclosures commencing on page 67 in Amendment No. 2 to address the Staff’s comment.  After carefully considering the Staff’s comment and verbal clarifications, we have elected to provide new and additional disclosures to supplement our existing metrics. Below is a summary of the new disclosures and amendments made, as well as further details and descriptions to help the Staff better understand our existing disclosures.

In respect of the new and updated disclosures, we respectfully advise the Staff that we have modified Amendment No. 2 for the following new items:

•                  We have included new segment metrics titled “Segment Operating Costs” and “Segment Operating Costs per Mt Sold.”  Segment Operating Costs include the costs associated with Cost of Coal Revenues, the Stanwell Rebate, Freight Expenses and Other Royalties and excludes Depreciation, Depletion and Amortization, and Selling, General, and Administrative Expenses.

•                  We have provided a detailed segment disclosure that reconciles the numerator used to compute Segment Operating Costs per Mt Sold to the consolidated financial statements for all periods presented.

•                  As requested by the Staff, we have updated the Curragh pro forma segment disclosures to include the same metrics and reconciliations described above for consistency with the treatment adopted in the other segments.

We believe the addition of the Segment Operating Costs and Segment Operating Costs per Mt Sold metrics in the “Supplemental Segment Financial Data” section better demonstrates the inclusion of Freight Expenses in the numerator of the Segment Operating Costs per Mt Sold metric computation without the need for further reconciliation or computations.

We understand and agree with the Staff’s observation and believe adding these additional metrics provides more transparent disclosure to allow our investors to determine the total costs associated with each of our operations from coal mining through to point of sale and also provides greater comparability to our peers.

In relation to our existing metrics, we respectfully advise the Staff that we have re-titled some metrics for greater transparency.  The direct costs of our coal operations were previously titled “Cost of Coal Revenues by segment” and “Cost per Mt Sold” in our “Supplemental Segment Financial Data,” and we have now re-titled these to be called “Segment Mining Costs” and “Segment Mining Costs per Mt Sold,” respectively.  Also, we have provided additional details in our disclosure to clearly define the Segment Mining Costs per Mt Sold metric and explain and reconcile the items included or excluded from the numerator to help investors better understand why this metric is useful to us in evaluating the performance of our operating segments when considered in conjunction with the other measures we have disclosed (not in isolation).

We respectfully advise the Staff that we will continue to retain the disclosure of Segment Mining Costs and Segment Mining Costs per Mt Sold in our future filings, given its importance to the Chief Operating Decision Maker (“CODM”) and our investors.  Our CODM uses Segment Mining Costs per Mt Sold to isolate and focus on the true costs of coal production at our operations for decision-making purposes and to properly benchmark the cost of coal mining activities at each of our operations without the impacts of the additional components.  The exclusion of the Stanwell Rebate, Freight Expenses and Other Royalties from our calculations of Segment Mining Costs and Segment Mining Costs per Mt Sold reflects how management reviews business results internally in relation to the costs associated with coal extraction at each of our sites.

The following provides further clarity on the Stanwell Rebate and Other Royalties expenses:

a)             Stanwell Rebate:  As disclosed in Item 1. “Business” of Amendment No. 2, the Stanwell Rebate is a payment made to Stanwell, which is an export price rebate linked to the realized export coal price based on export sales from the Curragh operation only.  The Stanwell Rebate is a royalty payable to Stanwell Corporation Limited, an electricity generator owned by the State of Queensland in Australia, and our CODM does not view the expense incurred from such payment as a direct cost of coal mining from the Curragh operating segment.  The payment is linked to realized prices on coal sales from the Curragh operations, which are determined by market forces out of our control, and in turn, we believe that such payment is a cost separate to that of coal mining.  In addition, exclusion of this rebate from the numerator of Segment Mining Costs per Mt Sold allows our CODM to better monitor and compare the mining costs of Curragh with the other coal mining operations in the Coronado platform.  Furthermore, the arrangements for the Stanwell Rebate expire in 2027, which is significantly shorter than the Curragh life of min.  Removing the Stanwell Rebate from the Segment Mining Costs per Mt Sold calculation allows investors and other users of the financial statements to better understand the true costs of coal mining and production from the mine to assist them in forming a longer-term understanding of the Curragh operations.  The Stanwell Rebate is included in the calculations of Segment Operating Costs and Segment Operating Costs per Mt Sold.

b)             Other Royalties:  These costs relate to government legislated royalty payments made across our segments, plus additional royalties payable to private entities incurred in accordance with historical mine acquisition agreements.  These royalty payments are determined based on prevailing market price assumptions and vary by segment.  They are independent of the physical costs of mining coal from our operations.  We believe that excluding these costs from the numerator used to compute Segment Mining Costs per Mt Sold better reflects our controllable costs and allows for better understanding of our segment operating results.  Other Royalties are included in the calculations of Segment Operating Costs and Segment Operating Costs per Mt Sold.

In summary, we believe our expanded disclosure is appropriate based on how our CODM analyzes the financial performance of the business (as disclosed on page 68) and, in turn, how our CODM conveys that to investors in public presentations and other documents.  We also believe the additional disclosure provided in relation to Segment Operating Costs and Segment Operating Costs per Mt Sold provides additional transparency for investors when benchmarking each of the Company’s operating segment costs against those of its peers.  Furthermore, we believe our approach is consistent with the application of Accounting Standards Codification 280, Segment Reporting, in accordance with which we disclose all necessary segment information and metrics the CODM uses to measure the Company’s financial and operational performance.

Choice of Forum, page 160

3.                                We note in your response to comment 12 that you will “include the revised disclosure in future filings, to the extent applicable, to ensure that investors and shareholders will be informed . . ..” Please clarify the meaning of the phrase “to the extent applicable” and provide an analysis as to why you believe this adequately takes the place of amending your bylaws.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that our use of the phrase “to the extent applicable” referred to future filings where the revised disclosure would be included as required by the applicable Commission form.  For example, as required by Item 105 of Regulation S-K, we will include the choice of forum risk factor included on page 62 in subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q (as applicable), and registration statements (as applicable) to ensure that investors and stockholders are informed that the provision does not apply to any actions arising under the Securities Act of 1933 or the Securities Exchange Act of 1934.  Additionally, when a description of our capital stock is required by Item 202 of Regulation S-K, we will include in the applicable filing the choice of forum provision description included on page 164.

Further, we respectfully advise the Staff that the Company’s bylaws and the related disclosure state the choice of forum provision in a manner that the Company believes is consistent with applicable law.

Exhibits

4.                                Please refile exhibit 2.1 and 10.2 to include on the first page of each redacted exhibit the legend required by Item 601(b)(2)(ii) and 601(b)(10)(iv). We also note that there are no brackets indicating information is omitted for Schedule 11 in Exhibit 10.2. Please ensure that brackets are used in every instance where information is omitted.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we have refiled exhibits 2.1 and 10.2, with the legend required by Items 601(b)(2)(ii) and 601(b)(10)(iv) of Regulation S-K on the first page of each such exhibit and with brackets in every instance where information is omitted.

In connection with the above responses, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (681) 207-7268.

Sincerely,

/s/ Richard Rose

Richard Rose
Vice President, Chief Legal Officer and Secretary